# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Better Home & Finance Holding Company, CIK 0001835856
CUSIP: 08774B508
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Date of event which requires filing of this statement: 04/09/2026
Amends the filing with accession number 0001297602-25-000021
Filed by CIK 0001297602
Persons authorized to receive notices and communications: Vishal Garg, 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007, 415-523-8837

## Reporting persons
- Vishal Garg (CIK 0001297602): type of reporting person: individual (IN); source of funds: other (OO); sole voting power 2,029,224; sole dispositive power 2,029,224; aggregate amount beneficially owned 2,029,224 (13.5% of the class)
  Comment: Note to Row 7, 9 and 11: Includes (1) 118,260 shares of Class A Common Stock directly held by Mr. Garg; and (2) (a) 927,855 shares of Class A Common Stock directly held by Mr. Garg that may be obtained upon the conversion of 927,855 shares of Class B Common Stock, (b) 387,137 currently exercisable options to purchase shares of Class B Common Stock directly held by Mr. Garg; (3) 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein; and (4) 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,086,244 shares of Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 11, 2026.
- 1/0 Real Estate, LLC: type of reporting person: other (OO); source of funds: other (OO); sole voting power 130,455; sole dispositive power 130,455; aggregate amount beneficially owned 130,455 (1% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,086,244 shares of Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026.
- 1/0 Real Estate, LLC: type of reporting person: other (OO); source of funds: other (OO); sole voting power 130,455; sole dispositive power 130,455; aggregate amount beneficially owned 130,455 (1% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 130,455 shares of Class A Common Stock that may be obtained upon the conversion of 130,455 shares of Class B Common Stock held by 1/0 Real Estate, LLC, which is wholly-owned by 1/0 Holdco, LLC. Mr. Garg is the controlling member of 1/0 Holdco, LLC. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by 1/0 Real Estate, LLC, for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,086,244 shares of Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026.
- The 718 4Ever Trust I: type of reporting person: other (OO); source of funds: other (OO); sole voting power 465,517; sole dispositive power 465,517; aggregate amount beneficially owned 465,517 (3.4% of the class)
  Comment: Note to Row 7, 9 and 11: Includes 465,517 shares of Class A Common Stock that may be obtained upon the conversion of 465,517 shares of Class B Common Stock held by The 718 4Ever Trust I. Mr. Garg is the investment adviser of the trust, and members of Mr. Garg's immediate family are the sole beneficiaries of the trust. Therefore, Mr. Garg may be deemed to have voting power and dispositive power over the shares held by the trust for which Mr. Garg disclaims beneficial ownership except to the extent of his pecuniary interest therein.
  
  Note to Row 13: Calculated based upon 13,086,244 shares of Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Better Home & Finance Holding Company
Address of issuer's principal executive offices: 1 World Trade Center, 285 Fulton Street, 80th Floor, Suite A, New York, New York (NY), 10007
Comment: This Amendment No.3 ("Amendment No. 3") amends and supplements the Schedule 13D filed on September 7, 2021 (the "Original Schedule 13D", together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D") relating to shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Better Home & Finance Holding Company, a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4 under the heading "10b5-1 Trading Plan":

On May 21, 2026, Mr. Garg terminated the Garg 2025 Trading Plan. On May 28, 2026, Mr. Garg entered into a new trading plan (the "Garg 2026 Trading Plan") intended to satisfy the affirmative defense condition of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Garg 2026 Trading Plan, a broker dealer may make periodic purchases of up to an aggregate of $1.625 million of shares of Class A Common Stock on behalf of Mr. Garg.

The description of the Garg 2026 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the Garg 2026 Trading Plan. The Garg 2026 Trading Plan was entered into with the same broker dealer and on substantially the same form as the Garg 2025 Trading Plan, previously filed as Exhibit 17 to the Schedule 13D, which form is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each of Item 5(a) and 5(b) is hereby amended, restated and supplemented in its entirety with the following information:

As previously disclosed by the Issuer, on April 9, 2026, the Issuer consummated an underwritten public offering (the "Offering") of 2,156,250 shares of its Class A Common Stock. As a result of the Offering, Mr. Garg's beneficial ownership decreased by approximately 2.5%, due to the increase in the number of outstanding shares of Class A Common Stock resulting from the Offering.

Mr. Garg has beneficial ownership of (a) 118,260 shares of Class A Common Stock, (b) 387,137 currently exercisable options to purchase shares of Class B Common Stock, and (c) 1,523,827 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 13.5% of outstanding Class A Common Stock, based on 13,086,244 shares of Class A Common Stock outstanding as of May 1, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 11, 2026.

1/0 Real Estate, LLC has beneficial ownership of 130,455 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 1.0% of the outstanding Class A Common Stock as of May 1, 2026.

1/0 Real Estate, LLC is wholly-owned by 1/0 Holdco, LLC. As a result, 1/0 Holdco, LLC has beneficial ownership of the Class A Common Stock described in the immediately preceding paragraph. Mr. Garg is the controlling member of 1/0 Holdco, LLC.

The 718 4Ever Trust I has beneficial ownership of 465,517 shares of Class B Common Stock, which may be converted into the same number of shares of Class A Common Stock, representing beneficial ownership of 3.4% of outstanding Class A Common Stock. The percentage of the Class A Common Stock and the aggregate outstanding Common Stock is based upon the share information described in the second paragraph under Item 5.

Mr. Garg has the sole power to dispose or direct the disposition of all shares of Class A Common Stock and Class B Common Stock beneficially owned.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5 (a) is hereby incorporated by reference to this Item 5(b), as applicable.
Transactions in the class effected during the past sixty days:
In the past 60 days, Mr. Garg made the following purchases of shares of Class A Common Stock in the open market pursuant to the Garg 2025 Trading Plan: (1) 6,583 shares in multiple transactions at a weitghted average price of $29.9992 per share on May 7, 2026; (2) 15,600 shares in multiple transactions at a weighted average price of $24.8710 per share on May 18, 2026; (3) 15,600 shares in multiple transactions at a weighted average price of $24.9996 per share on May 20, 2026; and (4) 15,600 shares in multiple transactions at a weighted average price of $24.8927 per share on May 21, 2026. In addition to the foregoing, Mr. Garg also purchased 10,000 shares of Class A Common Stock in the open market in multiple transactions at a weighted average price of $35.0519 per share on April 8, 2026.

Other than as described above or otherwise in this Amendment No. 3, there were no other transactions effected in Common Stock during the past 60 days by Mr. Garg.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6 under the heading "Garg 2025 Trading Plan":

As disclosed in Item 4 of Amendment No. 3, the Garg 2025 Trading Plan was terminated on May 21, 2026.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Garg 2026 Trading Plan

Item 4 above summarizes certain provisions of the Garg 2026 Trading Plan and is incorporated herein by reference. The Garg 2026 Trading Plan was entered into with the same broker dealer and on substantially the same form as the Garg 2025 Trading Plan, previously filed as Exhibit 17 to the Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Vishal Garg: /s/ Vishal Garg, Vishal Garg (05/29/2026)
- 1/0 Real Estate, LLC: /s/ Vishal Garg, Vishal Garg/Authorized Signatory (05/29/2026)
- 1/0 Real Estate, LLC: /s/ Vishal Garg, Vishal Garg/Authorized Signatory (05/29/2026)
- The 718 4Ever Trust I: /s/ Vishal Garg, Vishal Garg/Authorized Signatory (05/29/2026)